EXHIBIT 12.1

HARD ROCK HOTEL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended (in thousands)					Month Ended
	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000	November 30, 1999	December 31, 1999
Pre-tax earnings income (loss)	$2,026	$2,491	$2,816	$(947)	$(12,234)	$(4,494)
Fixed charges	16,787	13,396	16,309	17,003	16,950	1,560
Less: capitalized interest included in fixed charges	(100)	(12)	(15)	(31)	(2,264)	—
Total earnings available to cover fixed charges	$18,713	$15,875	$19,110	$16,025	$2,452	$(2,934)

Interest expense	$15,966	$12,472	$15,186	$15,980	$13,686	$1,469
Capitalized interest	$100	12	15	31	2,264	—
Interest elements of rental expense	129	175	159	152	26	21
Loan fee amortization	592	737	949	840	974	70
Total fixed charges	$16,787	$13,396	$16,309	$17,003	$16,950	$1,560

Ratio of earnings to fixed charges or (deficiency of earnings to fixed charges)	1.11:1.00	1.19:1.00	1.17:1.00	$(978)	$(14,498)	$(4,494)